July 2, 2010
John P. Lucas, Esq.
Staff Attorney
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Re: Comment Letter to Ultra Petroleum Corp., File No.1-33614
Dear Mr. Lucas:
This will confirm our conversation of July 1, 2010, that Ultra Petroleum will respond to the comment letter dated June 18, 2010 by July 9, 2010.
Yours very truly,
/s/ Guy Young
Guy Young
Direct Phone Number: 713 547-2081
Direct Fax Number: 713 236-5699
guy.young@haynesboone.com

cc:	Mr. Marshall Smith Garrett Smith, Esq. Ultra Petroleum Corp.